Exhibit 21

Nathan's Famous, Inc.
SUBSIDIARIES

State of
Company Name	Incorporation

Nathan's Famous Operating Corp.	Delaware
Nathan's Famous Systems, Inc.	Delaware
Nathan's Famous Services, Inc.	Delaware
Nathan's Famous of Times Square, Inc.	New York
Nathan's Famous of New Jersey, Inc.	New Jersey
Nathan's Roadside Rest, Inc.	New York
Nathan's Famous of Yonkers, Inc.	New York
Nathan's Famous of Kings Plaza, Inc.	New York
Nathan's Famous of Farmingdale, Inc.	New York
Namasil Realty Corp.	New York
Nathan's Famous of Lynbrook, Inc.	Delaware
NF Treachers Corp.	Delaware
6300 NW 31st Avenue Corp.	Florida
Nathan’s Famous of Central Park Avenue, Inc.	Delaware
Nathan’s Famous Systems of Russia, Inc.	Delaware
Nathan's Famous of 2807 Long Beach Road, Inc.	Delaware
Nathan’s Famous of Pennsylvania, Inc.	Pennsylvania